UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)

CLINICAL DATA, INC.
(Name of Issuer)

COMMON STOCK, $.01 par value per share
(Title of Class of Securities)

18725U109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
Telephone No.: 540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

May 18, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rules 13d-1(e), (f) or (g),
check the following box ☐.

CUSIP NO. 18725U109	13D	Page 2 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 1,056,191
	8	SHARED VOTING POWER 2,274,501
	9	SOLE DISPOSITIVE POWER 1,056,191
	10	SHARED DISPOSITIVE POWER 2,274,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 18725U109	13D	Page 3 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RJK, L.L.C. I.R.S. Identification No.: 54-1816015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 579,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 579,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO - limited liability company

CUSIP NO. 18725U109	13D	Page 4 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New River Management II, LP I.R.S. Identification No.: 65-1166473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 555,162
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 555,162
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO - limited partnership

CUSIP NO. 18725U109	13D	Page 5 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirkfield, L.L.C. I.R.S. Identification No.: 54-1725089
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 433,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON OO - limited liability company

This Amendment No. 16 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001, Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002, Amendment No. 11 dated April 29, 2003 and filed on May 2, 2003, Amendment No. 12 dated November 10, 2003 and filed on November 14, 2003, Amendment No. 13 dated June 20, 2005 and filed on June 27, 2005, Amendment No. 14 dated November 17, 2005 and filed on November 23, 2005 and Amendment No. 15 dated February 9, 2006 and filed on February 15, 2005 (as amended, the “Original Schedule 13D”), relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Clinical Data, Inc., a Delaware corporation (the “Issuer”). Mr. Randal J. Kirk (“Mr. Kirk”), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“RJK”), New River Management II, LP, a Virginia limited partnership that is controlled by Mr. Kirk (“NRM II”), and Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“Kirkfield” and, together with Mr. Kirk, RJK and NRM II, the “Reporting Persons”), are filing this Amendment to disclose the acquisition by Third Security Staff 2001 LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Staff LLC”) of 100,000 shares of Common Stock from Israel M. Stein, M.D., the executive vice chairman and interim chief financial officer of the Issuer, in a private transaction. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: RJK, NRM II, Kirkfield, Staff LLC, New River Management III, LP, a Virginia limited partnership that is controlled by Mr. Kirk (“NRM III”), Radford Investment Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk (“Radford”), and Zhong Mei, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“Zhong Mei”).

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“On May 18, 2006, Staff LLC purchased 100,000 shares of Common Stock from Israel M. Stein, M.D., the executive vice chairman and interim chief financial officer of the Issuer, in a private transaction. The consideration for this purchase was an 18-month promissory note bearing interest at a rate of 5% per annum in the original principal amount of $2,000,000, a form of which is attached hereto as Exhibit 10.2.”

Page 6 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The aggregate number and percentage of shares of Common Stock to which this statement relates is 3,330,692 shares, representing 41.0% of the 8,122,524 shares outstanding as of the date of this report, based upon the number of shares disclosed by the Issuer as of February 10, 2006 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 1,056,191 of the shares to which this report relates. The remaining 2,274,501 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Kirkfield	433,410
RJK	579,883
Zhong Mei	33,091
NRM II	555,162
NRM III	153,356
Radford	153,353
Staff LLC	366,246

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK, Zhong Mei, NRM II, NRM III, Radford and Staff LLC.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“Other than the purchase of Common Stock in the private placement as reported herein, the Reporting Persons have not engaged in any transactions in shares of Common Stock since the filing of Amendment No. 15 with the Securities and Exchange Commission on February 15, 2006.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

“In connection with the purchase by Staff LLC of Common Stock in the private placement described herein, Staff LLC and Israel M. Stein, M.D. entered into a Stock Purchase Agreement, a form of which is attached hereto as Exhibit 10.1. As consideration for this purchase, Staff LLC issued an 18-month promissory note bearing interest at a rate of 5% per annum in the original principal amount of $2,000,000, a form of which is attached hereto as Exhibit 10.2. Except as otherwise described in this statement, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Page 7 of 10 Pages

Item 7.	Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 10.1	Stock Purchase Agreement entered into on May 18, 2006 between Staff LLC and Israel M. Stein, M.D.

Exhibit 10.2	Promissory Note issued on May 18, 2006 by Staff LLC to Israel M Stein, M.D. in the original principal amount of $2,000,000

Exhibit 99.1	Joint Filing Agreement, dated as of May 23, 2006, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2006	/s/ Randal J. Kirk
Randal J. Kirk
Date: May 23, 2006	RJK, L.L.C.

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Date: May 23, 2006	NEW RIVER MANAGEMENT II, LP

	By:	Third Security Capital Partners, LLC, its general partner

	By:	Third Security, LLC, its managing member

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Sole Member

Date: May 23, 2006	KIRKFIELD, L.L.C.

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 10.1	Stock Purchase Agreement entered into on May 18, 2006 between Staff LLC and Israel M. Stein, M.D.

Exhibit 10.2	Form of Promissory Note issued on May 18, 2006 by Staff LLC to Israel M Stein, M.D. in the original principal amount of $2,000,000

Exhibit 99.1	Joint Filing Agreement, dated as of May 23, 2006, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C.

Page 10 of 10 Pages